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Michael J. Hudak
Co-Founder at PromSocial

Greater New York City Area · 500+ connections · **Contact info**

 **PromSocial**

 **Kean University**

About

High performing, results driven, hard working, creative professional. Startup company founder, experienced in financial services, startup cycle, online branding and marketing, ip, domain name management, development and investment. Constantly striving to learn more and step outside my comfort zone.

 **Promsocial.com - The new way to do prom!**

Articles
3,698 followers



I am pleased to announce the official launch of PromSocial. Welcome to the new way to do prom!

Michael J. Hudak
Published on LinkedIn

It's no surprise that prom is wildly important to most high school students, as a rite of passage and a night they will likely remember for the rest of their lives. PromSocial, an exciting new startup, focused exclusively on the prom experience, aims to eliminate many of the common prom stresses teens face when planning for their big night. Prom is not something many students want to leave to chance or wait until last minute to plan, and for a very good ...see more

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Experience

Co-Founder
PromSocial
Aug 2013 – Present · 6 yrs 2 mos
Old Bridge, New Jersey

PromSocial is a powerful app that helps you to get the most out of prom. From finding a date, planning your parties, and voting for your friends, PromSocial does it all.

 **Promsocial.com**

Online Branding Consultant & Domain Investor
Self Employed - Online Business Development

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I am an investor, a creator, visionary, WordPress site manager, SEM/SEO/Social Media expert and consultant who thinks way outside of the box. I own a diverse domain portfolio and have numerous online partnerships. I offer consulting to personal projects, online start-ups and small and large size businesses, specializing and focusing on their online goals, so... See more

Chief Operating Officer
NuSquare, Inc
Jan 2011 – Jun 2016 · 5 yrs 6 mos
New York, NY

•Overseeing and executing day-to-day operations of NuSquare, Inc online properties, with a core focus on NewYorkEvents.co & NYFSP.com
•Keeping the CEO apprised of significant events and relative industry news
•Oversee Communications Director, Content/Social Media Manager, Writers and ot... See more

Structured Finance Associate
Moody's Investors Service
Oct 2009 – Apr 2013 · 3 yrs 7 mos
New York, NY

• Manage a $10 million dollar Structured Finance portfolio of issuers as well as $14 million dollar Sovereign/Latin America portfolio concurrently (transactions including ABS, RMBS, ABCP, CMBS, SQR/OQR, CLO/CDO, Derivatives, Government & Ministry)
• Attend weekly and monthly meetings with Senior Management, AVP/SVP/MD to p... See more

Project Manager/Operational Consultant
Compustall Services, Inc.
Jun 2009 – Jan 2012 · 2 yrs 8 mos

Assist with proposal development, implementation and execution of a complete IT relocation for a client.
• Work on project cost control, process improvement and streamlining the entire relocation start to finish.... See more

Show 5 more experiences ⌄

Education

Kean University
Bachelors Degree, Finance
2003 – 2007

Saint John Vianney Regional
High School, All
1995 – 1999
Activities and Societies: Basketball

Skills & Endorsements

CRM · 84

Hadji Sall and 83 connections have given endorsements for this skill

E-commerce · 78

Endorsed by **Lucas Webster and 8 others who are highly skilled at this**

Endorsed by **2 of Michael J.'s colleagues at Moody's Investors Service**

SEO · 70

Endorsed by **Timothy M. Evans, who is highly skilled at this**





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